UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2023

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, Suite 8133

New York, New York 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (929) 412-1272

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed on Form 8-K with the Securities Exchange Commission, on January 24, 2023, OceanTech Acquisitions I Corp., a Delaware Corporation (the “Company”), received written notice (the “Notification Letter”) from the listing qualifications department of The Nasdaq Stock Market (“Nasdaq”) on January 24, 2023, stating that the Company’s market value of listed securities (“MVLS”) for the last 30 consecutive business days (from November 29, 2022 to January 23, 2023), was below the required minimum of $35 million for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company had 180 calendar days (or until July 24, 2023) to regain compliance (the “Compliance Period”). The Notification Letter stated that Nasdaq will close the matter and provide written confirmation that the Company has achieved compliance with rule 5550(b)(2) if at any time before July 24, 2023, the Company’s MVLS closes at $35 million or more for a minimum of ten (10) consecutive business days. The Company’s business operations were not affected by the receipt of the Notification Letter and the Company fully intended to regain compliance with Nasdaq listing rules, monitored its Nasdaq listing between January 24, 2023 and July 24, 2023, and evaluated its available options to regain compliance with Nasdaq’s minimum MVLS within the Compliance Period.

On July 24, 2023, the Company submitted a Plan to Regain Compliance with Nasdaq Listing Rule 5550(b)(2) for continued listing on the Nasdaq Capital Market, stating the Company is working with its investment bankers and financial advisors to ensure that the Company will have a MVLS of at least $35 million for continued listing on the Nasdaq Capital Market as required, in connection with the Agreement and Plan of Merger dated May 2, 2023, which has been amended by Amendment No. 1 to Agreement and Plan of Merger dated July 7, 2023 (collectively, and as it may be further amended, the “Business Combination Agreement”), which calls for R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of the Company (the “Merger Sub”) to merge with and into Regentis, with Regentis surviving the merger (the “Business Combination”) and Regentis becoming a wholly owned subsidiary of the Company and the securityholders of Regentis becoming securityholders of the Company, as immediately prior to the effective time of the Business Combination, all of the issued and outstanding capital stock of Regentis, par value NIS 0.01, will no longer be outstanding and will automatically be cancelled and cease to exist, in exchange for the right for each of Regentis’ shareholders to receive a percentage equal to (a) the portion of the merger consideration that the Regentis shareholders collectively will be entitled to receive from the Company, in the aggregate, a number of shares of the Company’s common stock with an aggregate value equal to $96,000,000, with each such share valued at $10.00 per share (“Merger Consideration”) payable by the Company to such Regentis shareholder in accordance with the terms of the Business Combination Agreement, divided by (b) the total Merger Consideration payable by the Company to all Regentis shareholders in accordance with the terms of the Business Combination Agreement, and in connection therewith, the Company will issue up to 15,019,586 shares of common stock, including 9,600,000 shares related to the Merger Consideration.

However, on July 25, 2023, the Company received written notice (the “Delisting Letter”) from Nasdaq that the Company has not regained compliance with Nasdaq Listing Rule 5550(b)(2) for the MVLS within the Compliance Period in accordance with Nasdaq Listing Rule 5810(c)(3)(C). Accordingly, unless the Company requests an appeal of this determination, the Company’s securities will be delisted from The Nasdaq Capital Market, trading of the Company’s common stock will be suspended at the opening of business on August 3, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq. The Company fully intends to appeal such determination by requesting a hearing to the Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series to stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

On July 27, 2023, the Company requested such hearing, and wired the $20,000 fee to Nasdaq for such hearing, prior to 4:00 p.m. Eastern Time on August 1, 2023, as required in the Delisting Letter.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Notification Letter dated January 24, 2023

99.2	Delisting Letter dated July 25, 2023

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: July 27, 2023	By:	/s/ Suren Ajjarapu
Name: Suren Ajjarapu
Title: Chief Executive Officer
(Principal Executive Officer)